UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Announces
Partial Settlement on Arbitration

Shanghai, China, January 26, 2012 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that it reached settlement agreements for the arbitration between the Company and certain of its predecessor shareholders.

The arbitration was filed between SearchMedia Holdings Limited vs. China Seed
Ventures, LP (“CSV”), Qinying Liu, Deutsche Bank AG Hong Kong Branch, Le Yang
(collectively, the “Settling Defendants”), and Sun Hing Associates Ltd. and
Vervain Equity Investments Limited (“Nan Fung Entities”) related to matters from the Share Exchange Agreement which closed on October 30, 2009.  The Settlement
Agreements with CSV, Ms. Liu and Ms. Yang are effective immediately while the settlement agreement with Deutsche Bank is conditional upon certain determinations by the arbitration panel. In addition, SearchMedia has reached an agreement with Linden Ventures II BVI Ltd. ("Linden"), a pre-merger investor, in which SearchMedia will repurchase all of their shares outstanding.

Subject to the conditions referred to in the previous paragraph being satisfied, as part of the settlement with the Settling Defendants and Linden, (i) 2.5 million shares will be repurchased by the Company at an average price per share of $0.25 and such shares will be retired, (ii) 2.0 million shares will be surrendered and cancelled without consideration, and (iii) 1.6 million warrants will be surrendered and cancelled without consideration.  The cancelled warrants have strike prices ranging from $0.0001 to $7.88 per share. Upon completion of the transactions contemplated by the settlement agreements, the Company will have 17.4 million shares outstanding, including 0.8 million shares recently issued to subsidiaries of the Company in settlement of certain earnout obligations.  In addition, as part of the settlement, the Settling Defendants have agreed to forego their right, under a voting agreement, to nominate four members to the SearchMedia board of directors, and Ms. Liu resigned her position as a member of the SearchMedia Board of Directors effective January 23, 2012.

The Company intends to vigorously continue its claims against the Nan Fung
Entities, the remaining party in the arbitration.

Mr. Paul Conway, Chief Executive Officer of SearchMedia, commented, “We are happy to reach these settlement agreements to resolve a long standing issue. As part of the settlement we will eliminate 4.5 million outstanding shares, significantly reduce our overhang of warrants, and facilitate the appointment of additional directors. As we continue to move beyond the complications that we inherited, our current management team will be able to better focus on execution of our business strategy to capture the exciting opportunities in China’s advertising market.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether the partial settlement with Deutsche
Bank will be approved by the arbitration panel, whether the Company will be successful in, or determine to pursue,  its claim against the Nan Fung Entities, whether the Company can execute its business strategy in capturing opportunities within the Chinese advertising market, the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the
Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia
cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the
Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

For more information, please contact:
Paul Conway, 0118613918844646

ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: January 26, 2012	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer